July 10, 2013

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549
Attention:  Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated June 21, 2013, regarding
Eldorado Gold Corporation
Form 40-F for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013 File No. 001-31522

Ladies and Gentlemen:

Eldorado Gold Corporation (the “Company”) hereby respectfully submits this letter in response to the staff’s comments set forth in the staff’s letter, dated June 21, 2013, regarding the Company’s above-referenced Annual Report on Form 40-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission (“SEC”) on March 28, 2013 (File No. 001-31522).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Form 40-F for the fiscal year ended December 31, 2012

Exhibit 99.2 - Consolidated Financial Statements

Note 3.4 – Exploration and Evaluation Expenditures, page 5

Staff Comment No. 1

We reviewed your disclosure related to evaluation expenditures and mine development costs.  Your existing disclosure does not sufficiently clarify when your evaluation phase ends and when your development starts (e.g., upon technical feasibility and commercial viability).  Refer to IFRS 6.  Please revise your policy disclosure in future filings and provide us with draft disclosure of your planned changes.

Securities and Exchange Commission July 10, 2013 Page 2

Eldorado Gold’s Response:

We acknowledge the staff comment and recognize that the Company does not clearly define the end of the evaluation phase of a project.  We will revise the disclosure in accounting policy note 3.4 in our future filings with the SEC.  The following is a draft disclosure including our planned changes to the accounting policy note:

3.4	Exploration, evaluation and development expenditures

(i)	Exploration

Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with the acquisition of mineral licenses, prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. All expenditures relating to exploration activities are expensed as incurred except for the costs associated with the acquisition of mineral licenses which are capitalized.

(ii)	Evaluation

Evaluation expenditures reflect costs incurred at projects related to establishing the technical and commercial viability of mineral deposits identified through exploration or acquired through a business combination or asset acquisition.

Evaluation expenditures include the cost of:

i)
establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;

ii)	determining the optimal methods of extraction and metallurgical and treatment processes;

iii)	studies related to surveying, transportation and infrastructure requirements;

iv)	permitting activities; and

v)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Evaluation expenditures are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices.  Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

●	There is a probable future benefit that will contribute to future cash inflows;
●	The Company can obtain the benefit and control access to it; and
●	The transaction or event giving rise to the benefit has already occurred.

The evaluation phase is complete once technical feasibility of the extraction of the mineral deposit has been determined through preparation of a reserve and resource statement, including a mining plan as well as receipt of required permits and approval of the Board of Directors to proceed with development of the mine.

Securities and Exchange Commission July 10, 2013 Page 3
(iii)	Development

Development expenditures are those that are incurred during the phase of preparing a mineral deposit for extraction and processing.  These include pre-stripping costs and underground development costs to gain  access to the ore that is suitable for sustaining commercial mining, preparing land, construction of plant, equipment and buildings and costs of commissioning the mine and mill.

Expenditures incurred on development projects continue to be capitalized until the mine and mill commences commercial production.  Alternatively, if the factors that impact the technical feasibility and commercial viability of a project change and no longer support the probability of generating positive economic returns in the future, expenditures will no longer be capitalized.

Expenditures incurred on extensions of mineral properties which are already being mined or developed that increase production volume or extend the life of those properties are also capitalized. The criteria for determining whether expenditures on extensions of mineral properties are capitalized are the same as those presented for capitalizing evaluation expenditures and subsequent mine development costs.  Capitalized expenditures are assessed for potential impairment at the end of each reporting period.

Note 3.19 – Revenue Recognition, page 11

Staff Comment No. 2

We note you disclose that provisional revenue is recorded at the date of shipment based on metal prices at that time. Please tell us whether those prices are based on spot or forward prices. If forward prices are used, please clarify your disclosure in future filings accordingly. If spot prices are used, please tell us your basis for doing so (i.e. why you believe they provide for the best measure of fair value) as well as the financial statement impact that would have occurred from using forward prices as of and for the years ended December 31, 2012 and 2011.

Eldorado Gold’s Response:

The Company bases provisional sales on spot prices for the sale of gold concentrates and on forward prices for the sale of base metals concentrates (zinc and lead concentrate from our Stratoni mine).  The Company’s gold concentrate sales contracts calculate final pricing based on the average price of the month following shipment. One-month forward gold pricing is unavailable according to our research. As a result, the spot price is the best reflection of fair value at the date of sale. Adjustments from the spot price to the final price were immaterial for the year ended December 31, 2012. The Company did not have provisional gold concentrate sales for the year ended December 31, 2011. We will expand our accounting policy in future filings to include disclosure of the use of forward prices for sales of base metals.

Note 10 – Inventories, page 16

Staff Comment No. 3

We note your inventory includes in-process amounts and ore stockpiles. Please tell us whether this inventory is expected to be sold within 12 months after your balance sheet date and whether your current processing methods (including heap-leach cycles) are within that timeframe. To the extent you do not expect the inventory to be sold within 12 months, please tell us how you have concluded current asset classification is appropriate. Refer to paragraph 66 through 68 of IAS 1.

Securities and Exchange Commission July 10, 2013 Page 4
Eldorado Gold’s Response:

In assessing the classification of inventory, the Company considered the guidance provided in paragraph 68 of IAS 1 which states that: “current assets include assets (such as inventories and trade receivables) that are sold, consumed or realized as part of the normal operating cycle even when they are not expected to be realized within twelve months after the reporting period” and concluded that the current asset classification was appropriate for our inventory. Our normal operating cycle depends on the treatment process at each of our mine sites and can be more than 12 months depending on the circumstances.

Note 13 – Property, Plant and Equipment, page 19

Staff Comment No. 4

We note you disclose the amount of evaluation expenditures capitalized during the year. Please expand your disclosure in future filings to include the asset balance as of each balance sheet date, as well as any other amounts necessary to comply with paragraph 24(b) of IFRS 6. Please provide us with a sample of your proposed disclosure.

Eldorado Gold’s Response:

We acknowledge the staff comment and will expand our Property Plant and Equipment note disclosure in our future filings with the SEC to include the asset balance for evaluation expenditures capitalized as of each balance sheet date as well as expenditures capitalized during the year. A sample of our proposed disclosure can be found in Appendix A.

We affirm the aforementioned statements and responses.

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 40-F;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please contact me at (604) 601-6654.

Sincerely,

Eldorado Gold Corporation

/s/ Fabiana Chubbs
Fabiana Chubbs Chief Financial Officer

Securities and Exchange Commission July 10, 2013 Page 5

APPENDIX A

PROPERTY, PLANT AND EQUIPMENT